Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Solar Roadways Incorporated
721 Pine Street
Sandpoint, ID 83864
https://solarroadways.com/

Up to $2,499,997.50 in Common Stock at $4.55
Minimum Target Amount: $9,996.35

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Solar Roadways Incorporated
Address: 721 Pine Street, Sandpoint, ID 83864
State of Incorporation: ID
Date Incorporated: May 30, 2006

Terms:

Equity

Offering Minimum: $9,996.35 | 2,197 shares of Common Stock
Offering Maximum: $2,499,997.50 | 549,450 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.55
Minimum Investment Amount (per investor): $295.75

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 24 hours | 10% bonus shares

Volume

Tier 1 perk ($300) - 15% merchandise discount from our online store until December 31, 2020

Tier 2 perk ($1000) - Investor exclusive coin (design 1)

Tier 3 perk ($5000) - Investor exclusive coins (designs 1 & 2)

Tier 4 perk ($10,000) - Investor exclusive coins (designs 1-3)

Tier 5 perk ($25,000) - Investor exclusive coins (designs 1-4)

Tier 6 perk ($100,000) - Investor exclusive coins (designs 1-4) + receive one of the first SR5 Solar Road Panels produced

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Solar Roadways® Incorporated will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.55/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $455. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Solar Roadways (SR) makes intelligent solar panels that can be driven upon. Each panel contains a microprocessor that controls LEDs (for road lines, verbiage, signage) and heating elements (to clear snow/ice). These Solar Road Panels can be used to build roads, parking lots, driveways, bike paths, etc., making them all renewable energy sources.

Solar Roadways was originally formed in 2006 and has been in development and business for 14 years. The founders, CEO and President Scott Brusaw and Vice President Julie Brusaw, hold multiple key patents in relation to its products. These two patents (US 8,907.202B and US D712,822 S) are licensed to the company for use.

Competitors and Industry

The industry is infrastructure and includes all walking and driving surfaces, including roads, parking lots, driveways, sidewalks, military bases, etc… anything currently made of asphalt or concrete. Therefore, this is a global industry. We have spoken with manufacturers in the U.S., Canada, Germany, Austria, and South Korea. We plan to start manufacturing in the U.S. and then expand to the rest of the world.

Competitors:

SolaRoad – solar only – located in the Netherlands

Wattway – solar only – located in France

Qilu – solar only – located in China

Platio – solar only – located in Hungary – pedestrian surfaces only

The industry landscape is all walking and driving surfaces in the world. We plan to be a global business. We are the “original” Solar Roadways® in that we first presented the concept to the world. Some competitors have sprung up in other countries with less technologically advanced products. Some are rushing straight to roadway applications. We have always planned that roads would be our last application, believing it to be smarter to begin with installations for pedestrians and slow-moving traffic, while we gradually move toward the final goal: highways.

Current Stage and Roadmap

Current Development Stage

Solar Roadways® has the following issued US patents: (1) Utility Patent US 8,907,202 B1 granted December 9, 2014, (2) Design Patent US D712,822 S granted September 9, 2014 and additional patents pending.

We have developed four Solar Road Panel models while doing research and development funded by three U.S. Department of Transportation grants.

Our models SR3 and SR4 have had "real world testing" at our public pilot site in Idaho. Both USDOT testing at independent universities and pilot testing have improved each successive model.

We have no products on the market currently. We are in the process of developing Solar Road Panel model SR5, the fifth iteration of our product. SR5 will become our first commercially available product.

SR5 is currently under development and is scheduled to become the first commercially available Solar Road Panel in Q1/Q2 2021. Upon design completion, SR5 will be submitted for UL and FCC approval. UL is Underwriters Laboratories and FCC is Federal Communications Commission. UL is unsure how long it will take since we have a product that is unique and original in nature. FCC should take less than six months.

Target customers include governments (cities, military bases, airports, etc.), road builders, business owners (parking lots and walkways), home owners (driveways, patios, pool surrounds sports courts), sports stadiums, offshore drilling platforms, etc.

The Team

Officers and Directors

Name: Scott Brusaw

Scott Brusaw's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and President
  Dates of Service: May 30, 2006 - Present
  Responsibilities: Mr. Brusaw handles engineering design in his role and is the project leader primarily on hardware, firmware, and software. Currently, Mr. Brusaw does not receive a salary for his roles.

Name: Julie Ann Brusaw

Julie Ann Brusaw's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: May 06, 2006 - Present
  Responsibilities: Mrs. Brusaw manages social media and marketing efforts of the company. Mrs. Brusaw does not currently receive a salary for this role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the infrastructure industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured prototypes (models SR1-SR4) for our Solar Road Panels. Delays or cost overruns in the development of our Solar Road Panels and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
SOLAR ROADWAYS was formed on MAY 30TH, 2006. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SOLAR ROADWAYS has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Solar Roadways is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns numerous patents, trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Pending approval
Government entities and others require UL and FCC approval on a product such as ours. Part of your investment will be applied toward receiving these approvals. There is no guarantee that we will receive these approvals, which will limit the size of the market available for our product.

The SEC requires the Company to identify risks that are specific to its business and its financial condition.
The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. These are the principal risks that relate to the Company and its business:

Our patents and other intellectual property could be unenforceable or ineffective.
One of the Company's most valuable assets is its intellectual property. We currently hold 2 issued patents as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to solar roadways.

Intellectual property is a complex field of law in which few things are certain.
It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company.

Patents are limited in their impact to the country of issue.
The Company currently possesses the rights to one or more issued patents in the United States. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets. Moreover, it is possible that the holders of patents for other devices

that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

The cost of enforcing our patents could prevent us from enforcing them.
Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

This is a new and unproven industry.
Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. Remember, we have launched a product that overlaps with two well established industries – asphalt and concrete. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive.

The Company will only be able to create value if people are persuaded to buy Solar Road Panels.
If we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action.

Issuing more equity could require bringing on additional investors.
Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Our current or future products could have a latent design flaw or manufacturing defect
Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

Our new products could fail to achieve the sales traction we expect
Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace.

It is possible that our new product will fail to gain market acceptance for any number of reasons.
If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological challenges.
We may discover that the optimal retail price points for Solar Road Panels are below where we can sustainably price our current architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line.

Many of our growth assumptions are tied to our ability to deliver a mass consumer product.
If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment. The nature of the product means there is a high likelihood we will face product liability lawsuits If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product.

We could fail to achieve the growth rate we expect even with additional investments.
We expect to generate a significant amount of growth from the investments we will

make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business.

Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that

time, or inappropriate for any number of reasons.
Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of infrastructure categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

The founders own the patents associated with the company.
The founders, CEO and President Scott Brusaw and Vice President Julie Brusaw, hold multiple key patents in relation to its products. These two patents (US 8,907.202B and US D712,822 S) are licensed to the company for use.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Scott Brusaw	2,997,000	Common Stock	49.95
Julie Brusaw	2,997,000	Common Stock	49.95

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 549,450 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,600,000 outstanding.

Voting Rights

One vote per share. Please see voting rights in this offering.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Equity Incentive Plan</u>

The total amount outstanding includes 600,000 shares to be issued pursuant to the Company's 2020 Equity Incentive Plan which are reserved but unissued.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,994,000
  Use of proceeds: No funds raise, issuance of Founder's Stock.
  Date: September 30, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,000
  Use of proceeds: Founders Issuance of shares and gift.
  Date: September 30, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

Since inception in 2006, the Company has been in a research, development and testing phase. Due to this, since inception, the Company operated on three grants, our Indiegogo campaign, a PPP loan, and a couple of cash prizes for contests.

Revenue

We finished our third contract ($750,000) with the U.S. Department of Transportation in 2019. Both years were research and development. In November of 2019, the SR3 panels in the Sandpoint pilot project were replaced with the newer SR4 models at our cost (approximately $40,000).

We had planned to begin taking orders in early 2020, but the pandemic hit and talks ceased.

During 2018-2019, Solar Roadways Incorporated was in research and development phase.

In 2018, we were in the middle of our third U.S. Department of Transportation grant. This is the year most of the civil engineering tests were performed at Marquette University. These tests came to over $180,000 total, so this was the year of the most cash flow from the grant.

In 2019, we had wrapped up the grant by mid-year and the grant cash flow ended. Solar Road Panel SR4 was designed and installed in the Sandpoint, Idaho pilot project in November.

<u>Cost of Sales & Gross Margins</u>

Cost of sales in 2019 was $123,479, a decrease of approximately $130,124, from costs of $253,603 in fiscal year 2018. The reduction was largely due to the fact that in neither year were there any traditional COGS. These were both research and development years. In 2018, the following were the major items that made up the COGS: (i) Purchases of $51,403, (ii) Payroll Expenses of $62,781, (iii) Shipping of $6,426, and (iv) Subcontractors of $136,828 (Marquette University). In 2019, the following were the major items that made up the COGS: (i) Purchases of $39,855, (ii) Payroll of $65,747, (iii) Shipping of $14,286, and (iv) Subcontractors of $3,588. These are all expenses rather than goods sold.

<u>Expenses</u>

Our main expenses are one employees' salary, utilities, and rent. This all comes to approximately $10,000/month.

Historical results and cash flows:

Historical results are not indicative of the future. To date, we have been in research and development, with the exception of pilot projects. We've been operating on three grants from the U.S. Department of Transportation and money raised during an Indiegogo campaign. While we're still looking for grants with the Department of Defence, we plan to start selling product next year to create cash flow. Pilot projects were used for real world testing. Since our inception, our cash flow has been in the forms of government grants ($1.6 million), crowdfunding ($2.2 million), donations, and contest awards ($125,000). While we plan to continue obtaining grants (we've just been awarded a DoD grant), we will begin selling Solar Road Panels in 2021. This will become our main source of revenue for the first time.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Our current cash on hand is $730,000 in a checking account. We have three credit cards:

American Express, Limit $17,000

CapitalOne Visa, Limit $15,000

Chase Visa, Limit $50,100

We receive $10,000 a month from a manufacturer under contract.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are not critical to our company operations. We also receive $10,000/month from our manufacturer. In addition, we'll soon be receiving funds from a US DoD grant. Funds of this campaign will be used to complete R&D and get Underwriters Laboratories and Federal Communications Commission approval of our product.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company. The funds will get us to market much faster to create a positive cash flow.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we were only able to raise the $10,000 minimum funding goal, this will not support our business or provide any significant ability to operate the company.

How long will you be able to operate the company if you raise your maximum funding goal?

If we are able to raise the maximum funding goal, this will get us through one year, perhaps two. That gives us enough time to complete research and development and get Underwriters Laboratory and Federal Communications Commission approval. This will get us to market.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Two grants have been applied for this calendar year and one (Department of Defense) has been awarded to Solar Roadways Incorporated. We will be applying for other grants. While future capital raises are a possibility, we have no current plans.

Indebtedness

- **Creditor:** American Express
  Amount Owed: $360.52
  Interest Rate: 19.24%
  Limit $17,000, Balance $360.52

- **Creditor:** CapitalOne Visa
  Amount Owed: $328.97
  Interest Rate: 22.9%
  Limit $15,000, Balance $328.97

- **Creditor:** Chase Visa
  Amount Owed: $40,576.60
  Interest Rate: 15.99%
  Limit $50,100, Balance $40,576.60

Related Party Transactions

- **Name of Entity:** Mr. and Mrs. Julie and Scott Brusaw
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company paid its executive team, Mr. and Mrs. Brusaw a total of $70,566 and $23,846 in salary during 2019 and 2018 respectively.
  Material Terms: Additionally, the Company has loaned funds to an affiliate with common ownership as discussed in Note 4 of the Financials attached as Exhibit B to this Form C. The Company has a note receivable from Poor Baby Moose LLC, an affiliate company with common ownership to the Company, in the amounts of $168,679 and $182,084 as of December 31, 2019 and 2018, respectively. The notes do not bear interest nor have a fixed maturity. As discussed in Note 9 of the financial statements, this note receivable has been distributed to the owners of the Company in October 2020. As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

Valuation

Pre-Money Valuation: $30,030,000.00

Valuation Details:

The Company determined its pre-money valuation based on an analysis of the following factors:

For Solar Roadways, comparisons that would normally be used in valuations in our view don't exist. We are the company who invented Solar Road Panels, the actual product, thereby creating a new product category. Although some companies have tried to copy our technology, we believe they are much less advanced. Solar Roadways is opening up a whole new market for the solar industry.

We have successfully completed three U.S. Department of Transportation grants (totaling $1.6 million), which funded most of our research and development and all our civil engineering testing. We were just (October 2020) awarded grant by the U.S. Department of Defense. If successful, this should open the doors to military bases around the world. We have already heard from several. Military bases have a mandate to obtain 25-percent of their power through renewables by 2025.

The market is any walking or driving surface currently made of asphalt or concrete: Roads, parking lots, driveways, sidewalks, bike paths, airports, military bases, sports stadiums, etc. This is a global market, and we have interest from all over the world including every continent but Antarctica.

We have one manufacturer (who also makes our circuit boards) under contract in Dayton, Ohio and are in talks with a mass manufacturer in Detroit, Michigan: they already have a facility ready in Indiana and have calculated that they can make up to 600,000 Solar Road Panels per year at this one plant alone. They have manufacturing facilities around the world, which will allow us to expand our operations globally when ready. They are planning a trip to visit our facility in Idaho in the coming weeks.

We have two issued patents and are also patent pending, and we have two registered trademarks.

We broke two Indiegogo records: the most donors at over 48,000 and donations from the most (165) different countries. This told us that the world was ready for Solar Roadways.

We have now designed four iterations of our Solar Road Panel. SR1 was proof of concept for the U.S. Department of Transportation. SR2 contained LEDs, heating elements, and solar cells, but the LED intensity and heating systems were manually controlled. SR3 automated the LED and heating systems. SR4 was the culmination of everything we've learned with improved solar cells, LEDs, and cabling system. SR5 – currently being designed – will become our first commercially available product.

Based on the above analysis, the Company determined its valuation internally without a formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.35 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *StartEngine Premium service*
  96.5%
  If we raise the minimum, the funds will go to StartEngine's premium service.

If we raise the over allotment amount of $2,499,997.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  50.0%
  Development of a custom microinverter and Solar Road Panel model SR5, which should be the first commercially available Solar Road Panel.
- *Equipment*
  15.0%
  Equipment
- *Operations*
  4.0%
  Rent, utilities, travel
- *Company Employment*
  27.5%
  Salaries for employees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://solarroadways.com/ (https://solarroadways.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/solar-roadways

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Solar Roadways Incorporated

[See attached]

SOLAR ROADWAYS INC.

Financial Statements

For the calendar years ended December 31, 2019 and 2018

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

March 23, 2021

To: Board of Directors, SOLAR ROADWAYS INC.
Attn: Scott Brusaw
Re: 2019-2018 Financial Statement Audit

We have audited the accompanying financial statements of SOLAR ROADWAYS INC. (a corporation organized in Idaho) (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2019 and 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that its ability to continue as a going concern depends on its ability to raise additional financing in the years ahead. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

March 23, 2021

SOLAR ROADWAYS INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See Auditor's Report and Notes to the Financial Statements

ASSETS	**2019**		**2018**	
Current Assets				
Cash and cash equivalents	$	7,063	$	46,957
Other current assets		208		208
Total current assets		7,271		755,582
Loans to shareholder		168,679		182,084
Fixed assets, net of accumulated depreciation		26,728		37,426
Total Assets	$	202,678	$	266,675
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts payable	$	28,007	$	2,225
Other current liabilities		806		500
Total Current Liabilities		28,813		2,725
Total Liabilities		28,813		2,725
OWNERS' EQUITY				
Common Stock (10,000,000 shares authorized, 6,000,000 and 6,000,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively)		0		0
Retained earnings		173,865		263,950
Total Owners' Equity		173,865		140,162
Total Liabilities and Owners' Equity	$	202,678	$	266,675

SOLAR ROADWAYS INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
See Auditor's Report and Notes to the Financial Statements

	2019	2018
Revenues, net	$ 211,392	$ 419,838
Less: Cost of goods sold	123,479	253,603
Gross profit	87,913	166,235
Operating expenses		
Selling, general and administrative	166,856	131,577
Marketing and advertising	444	1,651
Total operating expenses	167,300	133,228
Net Operating Income (Loss)	(79,387)	33,007
Depreciation expense	10,698	14,963
Tax provision (benefit)	0	0
Net Income (Loss)	$ (90,085)	$ 18,044

SOLAR ROADWAYS INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2019 and 2018
See Auditor's Report and Notes to the Financial Statements

	Common Stock		Retained	
	# Shares	$	Earnings	Total Owners' Equity
Balance as of January 1, 2018	**6,000,000**	**$ 0**	**$ 245,906**	**$ 245,906**
Net income (loss)			18,044	18,044
Balance as of December 31, 2018	**6,000,000**	**$ 0**	**$ 263,950**	**$ 263,950**
Net income (loss)			(90,085)	(90,085)
Balance as of December 31, 2019	**6,000,000**	**$ 0**	**$ 173,865**	**$ 173,865**

SOLAR ROADWAYS INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
See Auditor's Report and Notes to the Financial Statements

	2019	2018
Operating Activities		
Net Income (Loss)	$ (90,085)	$ 18,044
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add back: Depreciation	10,698	14,963
Changes in operating asset and liabilities:		
(Increase) Decrease in other current assets	0	0
Increase (Decrease) in accounts payable	25,782	(28,157)
Increase (Decrease) in other current liabilities	306	(130)
Net cash used in operating activities	(53,299)	4,720
Investing Activities		
(Extension)/Paydown of shareholder loans	13,405	9,725
Net cash used in operating activities	13,405	9,725
Financing Activities		
None	0	0
Net change in cash from financing activities	0	0
Net change in cash and cash equivalents	(39,894)	14,445
Cash and cash equivalents at beginning of period	46,957	32,512
Cash and cash equivalents at end of period	$ 7,063	$ 46,957

SOLAR ROADWAYS INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

SOLAR ROADWAYS INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Idaho on May 30, 2006. The Company develops technology and marketing of road paving materials capable of collecting solar energy and producing electricity.

Since Inception, the Company has relied on securing loans, capital contributions and product sales to fund its operations. As of December 31, 2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). We believe the accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $7,063 and $46,957 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019 and 2018, the Company had net fixed assets of $26,728 and $37,426, and had accumulated depreciation of $128,710 and $118,012, respectively

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory
The Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its products. The Company records the revenue when the products have been delivered to their customers.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2006. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has a note receivable from Poor Baby Moose LLC, an affiliate company with common ownership to the Company, in the amounts of $168,679 and $182,084 as of December 31, 2019 and 2018, respectively. The notes do not bear interest nor have a fixed maturity. As discussed in Note 9 below, this note receivable has been distributed to the owners of the Company in October 2020.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has a single class of common stock. The Company has authorized 10,000,000 common shares. As of December 31, 2019 and 2018, the Company had 6,000,000 and 6,000,000 shares issued and outstanding all of which are beneficially owned by the Company's founders and executive officers, Mr. and Mrs. Scott and Julie Brusaw. Each share of common stock is entitled to a single vote in corporate matters.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company pays its executive team, Mr. and Mrs. Brusaw a total of $70,566 and $23,846 in salary during 2019 and 2018 respectively. Additionally, the Company has loaned funds to an affiliate with common ownership as discussed above in Note 4.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
In 2020, the Company offered (the "Crowdfunded Offering") and issued $1,070,000 of securities. The Crowdfunded Offering was made through StartEngine and its FINRA approved Regulation CF portal. StartEngine was compensated under customary terms for facilitating the Crowdfunded Offering.

Distribution of Note Receivable
In October 2020, the Company distributed a note receivable from an affiliate entity to the owners of the Company in a corporate distribution.

Management's Evaluation
Management has evaluated subsequent events through March 23, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Solar Roadways®

Future of Roads


Oversubscribed

$1,065,489 raised

2,601 Investors

$30M Valuation

$4.55 Price per Share

$295.75 Min. Investment

Common Shares Offered

Equity Offering Type

$2.5M Offering Max

25 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website | Sandpoint, ID | TRANSPORTATION | CLEAN TECHNOLOGY

Solar Roadways® is the first company to develop Solar Road Panels, which opens up a brand-new market for the solar industry: all walking and driving surfaces. Solar Road Panels are intelligent, modular, strong infrastructure panels which have solar cells to produce clean energy in places where it was previously impossible: parking lots, sidewalks, driveways, bike paths, roads, playgrounds, airports, etc. Solar Roadways®' research and development has been funded by three U.S. Department of Transportation contracts. Our goal is to modernize the infrastructure with modular, intelligent panels while producing clean renewable energy for homes, businesses, and cities.

Overview | Team | Terms | Updates 9 | Comments | Follow

Reasons to Invest

- Solar Roadways broke a StartEngine record with their initial campaign: They were fully funded in less than 22 hours, making them the fastest first time REG CF campaign.
- Solar Roadways® has engineered intelligent infrastructure combined with clean energy generation for virtually every walking and driving surface on Earth. The global smart cities market size is expected to grow from USD 410.8 billion in 2020 to USD 820.7 billion by 2025.
- The Research and Development for Solar Roadways® was funded by three successfully completed U.S. Department of Transportation contracts, and in October 2020, Solar Roadways® was selected to receive an STTR contract with U.S. Department of Defense sponsored by the Air Force Research Laboratory (AFRL). Since we launched on StartEngine, we've also been granted a second contract with the U.S. Department of Defense. This one is an SBIR contract sponsored by the AFRL.

Invest in Solar Roadways® and receive a limited edition Investor Coin!


A REAL SOLUTION
SOLAR ROADWAYS
A GREENER & SAFER WORLD FOR ALL
DYNAMIC LINES/SIGNAGE
INTELLIGENT
HEATED
SOLAR ROADWAYS
INTELLIGENT INFRASTRUCTURE
GREENER & SAFER
SCARED OF HITTING MOOSE?
SOLAR
ROADWAYS
INVESTOR
start engine
2021

Rewards

Get rewarded for investing more into Solar Roadways®:

$295+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$300+
Investment
Tier 1 perk
15% merchandise discount from our online store until December 31, 2020

$1,000+
Investment
Tier 2 Perk
Investor exclusive coin (design 1)

$5,000+
Investment
Tier 3 perk
Investor exclusive coins (designs 1 & 2)

$10,000+
Investment
Tier 4 perk
Investor exclusive coins (designs 1-3)

OVERVIEW

Paving the way for a greener and safer tomorrow

Imagine a world where walking and driving surfaces offer more than being just a flat place to walk and drive. Innovation is all around us and yet our roads remain the same. Solar Roadways® creates intelligent sustainable infrastructure. By creating robust Solar Road Panels, which can support vehicles up to 250,000 pounds, Solar Roadways® has opened a brand-new market for the solar industry. They are impervious to potholes and modular for faster maintenance. This technology brings safety features that were previously unattainable.

Our calculations show that covering all paved surfaces in the U.S. with Solar Road Panels can produce over three times the energy the U.S. currently uses.

**All images of Solar Roadways® products on this page are of prototype models.*



Embedded multi-colored LED lights create lines and signage and eliminate the need for painted road lines. Heating elements help keep surfaces free of snow and ice, making winter safer in colder climates. Embedded microprocessors make every panel intelligent, which opens the door to a whole new world of options for safety and convenience. Solar Road panels can communicate with central control stations providing needed data, and the dynamic LEDs offer the ability for instant communication back to drivers.



Communication with vehicles will be possible too, and thereby the ability to potentially make autonomous vehicles much safer. Solar Roadways® goal is to be able to provide the delivery system for dynamic electric vehicle charging so that eventually electric vehicles can charge on clean sunshine while they drive.

Our "Solar Freakin' Roadways" video went viral with over 22 million views on YouTube. Our 2014 Indiegogo Campaign broke two Indiegogo Records, and over $2.2 million was raised.

Solar Roadways® has captured the imagination of the world as we invest in a greener, safer future for every country.

$25,000+
Investment
Tier 5 perk
Investor exclusive coins (designs 1-4)

$100,000+
Investment
Tier 6 Perk
Investor exclusive coins (designs 1-4) + receive one of the first SR5 Solar Road Panels produced

We have developed four Solar Road Panel models while doing research and development funded by three U.S. Department of Transportation grants. Our models SR3 and SR4 have had "real world testing" at our public pilot site in Idaho. We are in the process of developing Solar Road Panel model SR5, the fifth iteration of our product. SR5 will become our first commercially available product. All images of Solar Roadways® products on this page are of prototype models.

THE PROBLEMS

Environmental Crisis/Antiquated Infrastructure

Current paved infrastructure is antiquated, unintelligent, dangerous, slow to maintain, and has no return on investment. The same is true of parking lots, driveways, and all paved walking and driving surfaces. The solar energy that is absorbed by these surfaces is wasted and creates a "heat island" effect, raising the temperature of cities by as much as 1-7 degrees Fahrenheit. We invented Solar Roadways® out of concern for the environment and the climate crisis. Today, the consensus of the scientific community about the perils of climate change for our planet is even stronger.


SLOW

- $836B backlog of highway and bridge needs[3]
- Lane/road closures
- Long traffic delays
- Improperly maintained
- At least 27 states have de-paved roads[4]

Sources (1, 2, 3, 4, 5)

Currently, stormwater travels from our roads to our waterways. Pollutants such as antifreeze, oil, heavy metals from cars, fertilizers, pesticides, etc., form a toxic cocktail that travels right into the nearest body of water.

The American Society of Civil Engineers gives detailed report cards on U.S. infrastructure – their latest report gives U.S. roads the grade of D. They state, "America's roads are often crowded, frequently in poor condition, chronically underfunded and are becoming more dangerous."

THE SOLUTION

Intelligent infrastructure meets clean energy

Solar Road Panels are first and foremost an intelligent infrastructure product designed to be strong enough to be driven on, impervious to potholes, and modular for ease and speed of installation and maintenance. They are designed with tractioned tempered glass, which allows them to be transparent so they can double as a solar panel.

Built In Solar Cells



- Each hex is a 48W solar panel
- Produces clean renewable energy
- Can eliminate fossil fuel dependence

Although Solar Road Panels can never be as efficient as rooftop solar (since they have to be much more robust), the vast potential market means that they could still more than meet U.S. energy needs.



Pressure sensors (will be incorporated into SR5, our 5th model) will be able to detect wildlife, accidents and other obstructions and warn drivers to slow down. Future goals include incorporating dynamic chargers so electric vehicles can charge on clean sunshine while they drive and to collaborate with manufacturers of autonomous vehicles. The intelligence of Solar Roadways® can help make their technology safer and could eventually control the vehicles.





We created our prototype Cable Corridor as part of our second U.S. Department of Transportation contract, as one of our tasks was to work on a solution for stormwater. Cable Corridors provide a secure “home” for wires and cables for utilities and data companies and another channel to collect and treat stormwater. This will help prevent power outages, wildfire, increase safety, beautify our landscapes, and help keep our waterways clean.


P O W E R E D B Y
ASI
WAVE

Solar Roadways® has been collaborating with Utah State University's ASPIRE (Advancing Sustainability through Powered Infrastructure for Roadway Electrification) program. ASPIRE has the dynamic charging technology and Solar Roadways® has the delivery system, which would allow the EVs to charge on sunshine rather than fossil fuels.

OUR TRACTION

Successfully completed three U.S. Department of Transportation Contracts

In 2009, Solar Roadways® was awarded its first SBIR (Small Business Innovation Research) Phase I contract.


SLOW

Phase II
Solar Roadways® was awarded a 2-year $750,000 Phase II SBIR contract by the USDOT in 2011. This funding allowed us to conduct more research and build the world's first prototype solar parking lot.



During Phase II, the following civil engineering tests were performed at civil engineering departments at various universities:



- Traction testing
- Load testing
- Impact resistance testing

More testing was desired by the USDOT, so a Phase IIB SBIR contract was awarded.



The testing funded by the Phase IIB contract was featured on the cover of Technologies Magazine in March 2020 as Solar Roadways® successfully passed every test.



technologies
SOLAR ROADWAYS
Moisture Conditioning
Freeze/Thaw Cycling
Heavy Vehicle Simulation
Shear Testing
Engineering Tests on an Emerging, Intelligent Solar Pavement System
Volume 8 · Issue 1 | March 2020
MDPI
mdpi.com/journal/technologies
ISSN 2227-7080

We won with the most popular votes at the GE Ecomagination contests and Innovation Nation's Mo Madness contest. We also were included in President Obama's State of the Union Address after being invited to the first White House Maker's Faire.



Solar Roadways In Dubai

We were selected as one of Google's Moonshots and invited to give a Solve for X talk at Google Headquarters in New York City.

Solar Roadways® was honored to appear in the movie YERT (Your Environmental Roadtrip) and was featured in Focus Forward/GE short documentary Solar Roadways®. The YERT team has been filming Solar Roadways® with the intent to create a full-length film.

We spoke and displayed our technology at ConExpo 2017 - the largest construction trade show in North America and is available once every three years.

In October 2020, Solar Roadways® was selected to receive an SBIR contract with U.S. Department of Defense which is being finalized currently. This is sponsored by the Air Force Research Laboratory (AFRL).

THE MARKET

Every walking and driving surface on Earth

At Solar Roadways®, we aim to change the way we walk and drive as we know it - with potential market penetration to virtually all types of infrastructure.


Market
Every walking & driving surface on earth
Highway
Crosswalk
Driveway
Helipad
Residential Road
Specialty Parking
Parking Lot
Patio
Walkway
Playground
Sports Court
Bike Path
Sidewalk
Pool Surround
Airport

The global smart cities market size is expected to grow from USD 410.8 billion in 2020 to USD 820.7 billion by 2025.


Global Smart Cities Market
2020
$410.8B
2025
$820.7B

Although we haven't yet made our Solar Road Panels available for purchase, we've been inundated with requests for a vast variety of projects from business owners, cities and homeowners. Homeowners are enthusiastic about powering their homes with clean energy with solar driveways and patios which double as dance floors and sports courts and can be used for holiday decorating.

Potential Customers

Without spending a penny on advertising, we've been inundated with customer requests from all over the world before before we've been able to achieve mass manufacturing to meet demand. We've had requests from the public and private sectors for the following projects.

- Theme parks
- Bike paths
- Stages
- Churches
- Hotels
- Cruise Ports
- Universities
- Schools
- Farms
- Smart Cities
- Airports
- City Parks
- Sports Courts
- Docks
- Railraods
- Marinas
- Museums
- Ranches
- Municipalities
- Helipads
- Big Box Stores
- Race Tracks
- Cruise Ships
- Shopping Malls
- National Parks
- Sports Stadiums
- Foundations
- Oil Platforms
- Senior Centers
- Home Owners
- Manufacturing Facilities
- Fire Stations
- Golf Courses
- Drive-In Theatres
- Office Buildings
- Military Bases
- Restaurants
- Disaster Relief

WHAT WE DO

Reimagining the future of infrastructure

Solar Roadways® has opened the door for infrastructure to be both sustainable and intelligent. We believe it is time to put our roads and parking lots and driveways to work for us.



**The graphic above is a computer generated demo of how Solar Roadways® products could work in a parking lot.*

We've taken the best of infrastructure and married it with the best of solar panels to create a brand-new product category.

Comparisons



Solar Roadways®
Decentralized power - national security
Asphalt
Flat place to walk or drive
Rooftop Solar
Fights climate change
Reduces dependency on fossil fuels
Energy ROI
Allows optimal angle to the sun

- Microprocessors
- Light sensing integration
- Smart city integration
- Heating elements
- Strength & modularity
- High intensity LEDs
- Solar cells





Stop by The Parking Professional booth (#836) to win an iPad Mini and other great prizes!
The Parking Professional
18 Here Comes the Sun

On the cover of *Parking Professional*



IPI
CONFERENCE & EXPO

Scott was the keynote speaker for the *International Parking Institute*

When the time comes to offer roadway applications, cities will find that the dynamic nature of LED lights brings a whole new world of flexible options for the community.

OUR ROAD MAP

Opening a new market for the solar industry

Since Solar Road Panels have been designed for use on all walking and driving surfaces on earth, the market is wide open. California recently passed laws to become the first state requiring all new homes to have solar. Although we have not begun to accept purchase orders (other than for two pilot sites), interested customers reach out from all over the world, telling us they are ready for the first sustainable infrastructure with an ROI (return on investment).


Customer ROI
Asphalt & Concrete
Solar Roadways®
Toll Roads
For Solar Roadways® customers, there are multiple ROI possibilities, such as:
Energy production
No more snow removal
Dynamic line/signage
No more repainting
Advertising
Green your image
No pothole repair
Data collection
Lease cable corridor
Traffic management

To date, we've developed four iterations of our Solar Road Panels along with the manufacturing process to produce them.



Why do we need funding now? Some customers, such as government entities, require Underwriters Laboratory (UL) approval for electronic products. Since our technology creates a new product category, UL is only able to tell us that it will cost no more than $500,000 for this certification. Solar Road Panels communicate wirelessly so we also need FCC approval (we've received a estimated quote of $19,000).

Finally, all the Solar Road Panel models to date have been paired with off-the-shelf microinverters/optimizers. These are designed for rooftop solar and don't work well with our custom Solar Road Panels. We plan to design our own microinverter and customize it to work directly with our panels to achieve maximum energy harvesting. We're excited to bring microinverter design in house so that we can offer a complete system to customers and add a new product to our portfolio.

SR5 will be the culmination of all that was learned through laboratory testing, testing at independent universities, pilot site testing, and four design iterations. It will become our first commercially available product. We are currently working with manufacturing engineers and mass manufacturing entities with an eye toward ease of manufacturing for mass production. Costs will drop with economies of scale – our goal has always been to make the panels affordable for the average homeowner.

Reopening the campaign for an additional $1.5 million will allow us to buy some needed equipment and to hire additional help. Additionally, we have found a software company who can create fully functional software which each customer will receive in order to customize the LED lights to create holiday decorating, sports and game options etc. on driveways, patios etc. Business owners will use the software to customize parking lot configurations and add specialty features such as advertising, VIP parking, EV Charging spaces etc.

HOW WE ARE DIFFERENT

The original Solar Roadways®

We are the "original" Solar Roadways® and our name has become synonymous with this new industry. Solar Roadways® conceptualized and invented what we believe to be the world's first Solar Road Panel, opening up a new product category for the solar industry.



Graphic by Sam Cornett

	Solar Roadways®	Concrete	Asphalt
Flat surfaces	●	●	●
Provides parking	●	●	●
Provides traction	●	●	●
Heat doesn't soften	●	●	
Generates energy	●		
Intelligent	●		
LED lights	●		
Snow/ice free	●		
No potholes	●		
Protects animals	●		
Modular	●		
No paint	●		
Has ROI	●		
Charge EVs	●		

Competition:
SolaRoad – solar only – located in the Netherlands
Wattway – solar only – located in France
Qilu – solar only – located in China
Platio – solar only – located in Hungary – pedestrian surfaces only

U.S. Patents Issued



Solar Roadways has been issued:

- **Utility Patent US 8,907,202 B1**
  - granted December 9, 2014
- **Design Patent US D712,822 S**
  - granted September 9, 2014

**The founders, CEO and President Scott Brusaw and Vice President Julie Brusaw, hold multiple key patents in relation to its products. These two patents (US 8,907.202B and US D712,822 S) are licensed to the company for use.*

THE VISION

Worldwide installation from driveways to highways

We have successfully taken our company through three USDOT contracts and all required testing, and four product iterations to reach the point that we are nearly ready for mass production and have the customer interest to support it. Model SR5 is already being designed – it will be our first commercially available product. We believe we have created a viable manufacturing process and are currently in talks with mass manufacturers who can help us tweak that process for speed and efficiency. We feel like this is an ideal time for investors to join us on the journey and help us to move forward quickly for the sake of the planet and all inhabitants.

Our plan is to begin with non-critical infrastructure such as driveways, parking lots, bike paths, playgrounds and sidewalks. Roadways will be last, perhaps two–three years after sufficient non-critical installations. Roadway infrastructure will bring an enormous benefit. In addition to the intelligence, modularity, and clean energy, this system is naturally decentralized, which will bring national security benefits.

Decentralized Power

Solar Roadways® can become the first true form of decentralized power: the flow of clean energy will come from every road, parking lot, and driveway across the country.



- Produces power close to the end user
- SR can become the Smart Grid, welcoming in all forms of renewable energy
- Not vulnerable to terrorist attacks
- Uses existing right-of-ways rather than wild land, protecting wilderness, flora, and fauna
- Cable Corridors lining each road will provide a “home” for cables, protecting them from wind, ice, fire, trees, etc.

Data Collection and Apps

The intelligence of Solar Roadways® ushers in the era of interactive roads


Road Data For Solar Road Panels
Real time weather and light conditions
Traffic conditions
Wildlife presence
Disabled vehicles
Crime
Vehicle weights
Data, alerts
Traffic flow management
Quicker response time
Increased safety
State Traffic Management Centers
Data analysis
Decision making
Speed adjustments
Road planning
City planning
Apps
Consumer safety
Convenience, navigation
Parking help
Road becomes navigation display
First Responders

Solar Roadways® has captured the imagination of a world in need of change.

OUR LEADERSHIP

Founded by a husband and wife team on a mission

Solar Roadways® was founded by husband and wife team Scott and Julie Brusaw.

Scott has a master's degree in Electrical Engineering. He is the acting CEO and Chief Engineer. He specializes in hardware, firmware, and software. He also doubles as a mechanical, materials, civil, and power engineer. With his experience in creating innovative technologies, Scott also speaks frequently at national and international events.



Julie has a master's degree in Counseling Psychology and enjoys being the liaison to interested customers, distributors, collaborators and press. Julie runs all social media platforms, where she responds to a large international fan base.

Scott and Julie are the majority owners of the company and collaborate on all decision making.

WHY INVEST

Invest in the future of infrastructure



Solar Roadways® is paving the way toward a greener future through sustainable intelligent infrastructure. Our research and development was partially funded by the U.S. Department of Transportation through three successful grants. Our proprietary technologies can change the future of transportation. We've been inundated with customer requests from all over the world before we've been able to achieve the mass manufacturing needed to meet demand.

We've had requests from the public and private sectors as our traction continues to grow. We believe our model is highly scalable, as we enter what we view is an essentially limitless market of replacing virtually any paved surface.

Words Of Encouragement

> "Solar Roadways is leading us into the energy future with new solar technology. I am inspired by Solar Roadways commitment to revisioning roads to build a sustainable, & secure energy future.

By raising funds and expanding our technology, we can provide sustainable, intelligent infrastructure to make the world a greener and safer place for all.

**All images of Solar Roadways® products on this page are of prototype models.*

In the Press

Links located here

Meet Our Team





Scott Brusaw

Chief Executive Officer and President

Scott has a master's degree in Electrical Engineering. He is the acting CEO and Chief Engineer. He specializes in hardware, firmware, and software. He also doubles as a mechanical, materials, civil, and power engineer. With his experience in creating innovative technologies, Scott also speaks frequently at national and international events.

Julie Ann Brusaw

Vice President

Julie has a master's degree in Counseling Psychology and enjoys being the liaison to interested customers, distributors, collaborators and press. Julie runs all social media platforms, where she responds to a large international fan base.



Alyssa Delbridge
Director of Science



Dave Newman
Advisor, Scientist



Alex Sadikov
Advisor, Manufacturing Engineer



Deb Kummer
Advisor, Mechanical Engineer



Ron Coutu
Advisor, Electrical Engineer



Mike Morris
Mechanical Drafting & IT Support

Offering Summary

Company	Solar Roadways Incorporated
Corporate Address	721 Pine Street, Sandpoint, ID 83864
Offering Minimum	$9,996.35
Offering Maximum	$2,499,997.5
Minimum Investment Amount (per investor)	$295.75

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,197
Maximum Number of Shares Offered	549,450
Price per Share	$4.55
Pre-Money Valuation	$30,030,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 24 hours | 10% bonus shares

Volume

Tier 1 perk ($300) - 15% merchandise discount from our online store until December 31, 2020

Tier 2 perk ($1000) - Investor exclusive coin (design 1)

Tier 3 perk ($5000) - Investor exclusive coins (designs 1 & 2)

Tier 4 perk ($10,000) - Investor exclusive coins (designs 1-3)

Tier 5 perk ($25,000) - Investor exclusive coins (designs 1-4)

Tier 6 perk ($100,000) - Investor exclusive coins (designs 1-4) + receive one of the first SR5 Solar Road Panels produced

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Solar Roadways® Incorporated will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.55/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $455. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Investor Coin Update

7 days ago

We are so grateful to all of our new Shareholders. It's taking longer than expected to receive the full list of current shareholders from StartEngine. When we receive that, we'll be able to order the coins and get them mailed off to everyone who is to receive them.


A REAL SOLUTION
SOLAR ROADWAYS
A GREENER & SAFER WORLD FOR US ALL

We'll also send out our first Shareholder email as soon as we have that list. Thanks to each of you for joining us to help make our world a greener and safer place for all.

Solar Roadways awarded another Government Contract!

11 days ago

We have exciting news to share today:

Solar Roadways has been awarded a SECOND grant from the U.S. Department of Defense! This is again with the Air Force. We are currently working to get MOU(Memorandum of Understanding)'s with approximately ten Air Force bases. If we are awarded Phase II contracts, it will be from this list that our first military pilot sites will be chosen.

Notice of Funds Disbursement

17 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Solar Roadways® has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Solar Roadways® be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Solar Roadways® has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Solar Roadways® be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Solar Roadways® has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Solar Roadways® be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Solar Roadways has broken a StartEngine Record!

3 months ago

StartEngine has confirmed: We were fully funded in a little over 21 hours. This makes Solar Roadways their fastest first-time Reg CF raise!

We always say we have the best supporters in the world and you've just confirmed it again. Thank you Solar Roadies!



Closed out!

3 months ago



Just closed out - in less than 22 hours! We're so excited to have so many new members of TEAM SR – we can't thank everyone enough.

We've been up all night watching the campaign and responding to all of the wonderful comments. Looking forward to some much-needed sleep!

We always say that we have the best supporters and you all have confirmed it once again! We are very humbled by the success of this campaign – like the Indiegogo campaign, it shows us that the world is ready for Solar Roadways.

Thanks again,

Scott & Julie

Over $900K!

3 months ago

Thank you so much to all who invested and brought us over the $900 mark in less than 24 hours. We hope that all who really want to join us will have that chance before we close out.


JOIN
US

Off to a great start!

3 months ago

We've reached over 20-percent of our funding goal is 3.5 hours - thanks for joining TEAM SR! We're grateful for having supporters from all over the world.

Scott & Julie in the SR Conference Room (or the "StartEngine War Room" today!) busily getting the word out and answering questions on social media.



Stay tuned...

END OF UPDATES

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Branden R. 13 INVESTMENTS INVESTED 2 days ago
Guys I don't see what's the problem on telling investors wether you'll open up for more funding. It's not the end of the world. Almost every startup at least shares if there's a possibility of that happening. Would you please say something about it? Will we have money stuck here for nothing to happen after?

Scott & Julie - Solar Roadways® 2 days ago
Hi Branden,

We wish we could, but it is against the SEC rules. We understand the dilemma, but we are following the advice of both StartEngine and our attorney. Grateful to have your interest.

Michael W. 9 INVESTMENTS 2 days ago
How will the new infrastructure bill effect you? I know they passed 3 trillion, or are planning to. This seems like great news for you.

Scott & Julie - Solar Roadways® 2 days ago
HI Michael,

We hope so! We have several people trying to reach Pete Buttigieg on our behalf both privately and tweeting to him about Solar Roadways. We are hoping he'll be impressed by our three successfully completed USDOT contracts and our two current USDoD contracts. Solar Roadways can help meet so many of the goals he has been sharing for infrastructure. We can help modernize roads with Intelligent, Green, Multi - featured Solar Road Panels.

Nicholas G. 3 INVESTMENTS INVESTED 7 days ago
I am very bummed that I just found StartEngine and this was already fully subscribed. Any chance that more shares will be opened up, anytime soon? I read an article about this company years ago and truly believe this is the future,

Scott & Julie - Solar Roadways® 7 days ago
Hi Nicholas,

We're so sorry that you didn't hear about out StartEngine campaign in time. You can still join our Waitlist which continues to grow each day. We are not permitted to disclose any future plans to reopen just as we were not permitted to share about the initial campaign until the minute it opened. Those who were already signed up for our Newsletter were notified immediately. Since our campaign was oversubscribed in less than 22 hours (which broke a StartEngine record), many of those who relied on social media for our news didn't see it in time and are feeling your frustration too. We are not allowed to post any email addresses here but you can find the Newsletter email address on our website and in many of our social media posts on our pages on Facebook, Twitter and Instagram. Thank you for your kind words and support.

Douglas B. 2 INVESTMENTS 8 days ago
Again, thank you for taking the time to respond to me. It has not been, nor will it be my intent to discourage anyone from investing in your company. When you receive and read the email I sent to you, it will be clear that I have an interest in the concept / product.

I decided to continue the conversation via a non-public forum, so I went to the company website to find the email address, but I was not sure which email address was best to use, therefore I sent the email for 3 email addresses included on the company website. The subject line will make it clear the email is from me.

Scott & Julie - Solar Roadways® 8 days ago
Hi Douglas,

You are very welcome and thanks for email. Indeed that did make your interest and support clear and we appreciate that. We've just sent you a reply.

Douglas B. 2 INVESTMENTS 9 days ago
Let me start by saying that I do believe your concept is very interesting and you are on to something that eventually may or even the generally concept / idea should be the standard, but I have my doubts that it will occur any time soon. Again, just an opinion and I wish you the best of success.

Thank you for taking the time to reply to my message, but at the same time, I am always concerned with the information not provided. It would be helpful to provide information specifically about the initial installation cost comparison between your solar panel road to an asphalt road and to a concert road. Maybe use the size of of the solar panel as the common unit size for each and factor shipping, construction equipment and labor expense into installation cost per unit. In other words, the total cost per unit to the customer. And I agree, likely the cost will come down over time, so you can include both the current cost per unit and projected future cost per unit as you scale up. This will allow for an informed decision for anyone of us considering making an investment.

And I have no doubt that private sector clients will have interest in the products as a showcase, but it will only be on a limited basis if you cannot substantially bring down the cost (my assumption is that the comparisons are poor, because the information was not provided).

It is my opinion that the success of this product will be more likely if it is part of a large infrastructure construction firm or licensing of the patent with a firm such as Wilan (a unit of Quarterhill), because they manage licenses for tech patents and the primary operating unit is IRD (International Road Dynamics). And maybe get some feedback from Quarterhill about the viability of the product in the actual competitive marketplace.

I am in support of the concept and your product. I am fairly certain you will be able sustain the work with grants, because the transportation departments are always looking to add studies that will be included in government reports.

Scott & Julie - Solar Roadways® 9 days ago

Douglas, much of the information you are seeking doesn't yet exist, but we'll be sharing more and more information on our website as we progress. There is already a lot of info available there. You may be interested in the "Specifics" and "Numbers" sections. We have always planned that roadways would be our last application. We'll start with "non-critical" infrastructure such as driveways, parking lots etc. So it will be some time before we'll have meaningful data on roads.

Cost information will be available once we complete the design of our latest model, SR5 and reach full production.

We've never heard of Wilan, but will check them out. Thanks for the tip.

We appreciate your support.

Douglas B. 2 INVESTMENTS 10 days ago

This is just my opinion about this great concept and may be an excellent product, but I did not read the installation cost comparison to an asphalt and the solar roadway in the information provided. And I did not read the estimated annual maintenance cost of managing this advanced tech product.

If the cost is reasonably comparable, there will not be problem, but it will be significant problem if the comparison in cost is substantial, even if there is a long-term cost beneficial comparison. The problem is that cities, counties, states, and government agencies at all levels will not spend the money if the short-term cost of the solar road is excessively higher as compared to an asphalt road. This is not due to their concern about spending money, because I can assure you that spending money is not an issue. The problem is that the people making the decision are concerned about the short term, so a 10 to 20 horizon is only a benefit in theoretical terms (studies & reports) and is not to the benefit in actual terms to the people making a decision today. Maybe if grants are made available from the federal government do I see any real use of this product on a mass scale by local municipalities, unless the short-term cost have good comparisons to an asphalt roadway (which I do not know the cost comparisons). I am always concerned about the information that is not made available.

In the private customer market, a substantially higher cost is also a problem, even if there is a long-term cost benefit, it will not be installed unless government offers incentives and/or uses regulation to mandate use.

I can see a niche market for the product, such as entertainment focused areas or for security for example, but unless the company can provide financial information to the contrary, the product is likely to be an unprofitable nano-blip at best of the $410B to $820B market.

Likely, any long-term success will be as a product offering as part of a large infrastructure company and/or licensing its patents.

This is just my opinion for whatever you think it worth to you.

Scott & Julie - Solar Roadways® 10 days ago

Hi Douglas – thanks for your thoughts.

One of the reasons that the U.S. Department of Transportation funded our research and development (three grants) was that they realize that current road building methods are not sustainable and were looking for a road option that has an ROI (Solar Road Panels have multiple ROI options which varies between customers). The modularity of Solar Road Panels is a huge cost saving benefit as well. Our contacts at the Federal Highway Administration shared with us that with the current system, over $165 billion is lost in America due to drivers sitting in traffic because of road construction. They often resort to fast but unattractive and poor fixes just to keep traffic moving. Some of this maintenance is due to pothole repair. Solar Road Panels are impervious to potholes so that (substantial) cost will be saved off the top. And when a Solar Road Panel is replaced, the road will be good as new (you wouldn't even be able to tell that it has been repaired). We were honored to have support from the US Department of Transportation so early in our development. That allowed us to work with them and to know what problems they were trying to solve and to be at the forefront of a new revolution to meet their needs.

Asphalt was first used for road building in Babylon at around 625 BC. It's been used in America since the 1870's. Installation of the original asphalt projects was probably very cumbersome. Today, after over 100 years of use, modern machinery can quickly remove and replace asphalt. This installation technology evolved with time – a lot of time.

Solar Road Panels are new and are currently installed by hand as we are not yet in production and have only installed pilot projects. That makes installation time-consuming (expensive). As the technology is deployed on a large scale, installation machinery will be developed to quicken the installation process and bring down the installation costs, just as it was done with existing pavement materials.

As with any new product, costs start high and fall with economies of scale as one moves into mass production. We are blessed to have interest from all over the world. We hear from State DOTs, cities, businesses large and small and all seem to be able to understand that fact and have not been deterred by high initial costs. It has not been our experience that they are short term thinkers – quite the contrary.

You are correct that government grants are a huge help to us. We just announced this week that we've been awarded our fifth grant – another US Department of Defense grant with the Air Force.

Regarding the private market, our experience is that the wealthier customers are often more than happy to pay higher initial costs. They often really want to be the first in their area to have a solar driveway or a patio that doubles as a dancefloor etc. They can help bring down the costs and help us to reach our goal: to make the panels affordable for the average homeowner while also working with airports, amusement parks, cities, sports arenas etc...... all over the world.

JOHN B. 8 INVESTMENTS 12 days ago

Wondering what the life span is?

Scott & Julie - Solar Roadways® 11 days ago

Thank you for asking John.
We're expecting 20 years minimum based on the life cycle of various components.

HeavyMetal P. 13 days ago

Can I short sell this? I see a great opportunity to watch this go down. Willing to take a big risk.
Is this possible?

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker 1:
Solar freaking roadways.

Speaker 2:
What are they?

Speaker 1:
They're solar freaking roadways.

Speaker 3:
What do they want from me?

Speaker 1:
Well, they're solar freaking roadways. Okay, so actually this time, what is it? It's technology that replaces all roadways, parking lots, sidewalks, driveways, tarmacs, bike paths and outdoor recreation services with solar panels. And not just lifeless, boring solar panels, smart, microprocessing, interlocking, hexagonal, solar units. No more useless, asphalt and concrete. Just sitting there baking in the sun, needing to be repaved and filling with potholes that ruin your axle alignment on your sweet ride bro. These are intelligent solar panels, replaced a panel at a time if damaged or malfunctioning. They're covered with a new tempered glass material that has been designed and tested to meet all impact load and traction requirements. Oh, and did I mention that they're also solar panels? They generate electricity. They generate capital. They pay for themselves, and they keep paying more because we're not going to run out of sun for like 15 billion years.

Speaker 1:
That lowers the cost of energy, unlike those bills in the mail that keep going up. And it's clean energy, everyone can theoretically drive an electric car with no pollution and a minimal carbon footprint. Can you imagine how good our cities would smell? How much healthier we'd all be?

Speaker 4:
Excuse me, young man. Am I being led to believe that this thing is some sort of thing?

Speaker 1:
Yes. It's a thing. A real thing. And clean energy is only its primary function. Grab a notepad, because this is where it gets interesting. For those in the North, the panels use energy they collect to power elements to keep the surface temperature, a few degrees above freezing. They're heated, no more ice and snow on roads causing traffic delays, accidents and injury. No more shoveling your driveway and sidewalk, no salt corroding your car or wasting tax money on snow removal. And you can ride your bike or drive your motorcycle all year round. Every panel has a series of LED lights on the circuit board that can be programmed to make lane-scape

designs, warning signs, parking lot configurations, whatever. These roads never have to have lanes repainted, just reprogrammed to whatever we choose or whatever works best. Imagine a highway road lighting up ahead of you. How much safer it would be to drive at night. There'd be improved visibility for pilots landing on solar landing strips.

Speaker 1:
Imagine walking onto a solar recreation court and choosing a sports configuration. Want to play basketball? Cool. Kids want to play hopscotch and foursquare? Awesome. Ball hockey? Done. And with LED lights under your feet, it's going to look like freaking Tron out there, but real because this is the real world. But these panels are also pressure sensitive, so they can detect when large debris like branches or boulders have fallen onto the road. Or if an animal is crossing, it can warn drivers with LED text to slow down for an obstruction.

Speaker 5:
I'm very environmentally conscious?

Speaker 1:
Good, because solar roadways use as much recycled material in their production as possible. Plus the roadways have two channels that form what's called a cable corridor that runs concurrently with the roadways themselves. One part houses electrical cables, meaning power lines, data lines, fiber optics, and high speed internet, which replaces the need for telephone poles and hanging wires that can be damaged during storms, causing power outages, or become extremely dangerous if severed, either as fallen live wires or buried cables. The other channel captures and filters storm water and melted snow, moving them either to a treatment facility or treating them onsite, greatly decreasing the amount of pollution that enters our soil, lakes, rivers, and oceans.

Speaker 6:
I'm kind of broke, bro.

Speaker 1:
Yeah, no kidding. The economy is in the toilet. Do you realize how many thousands of jobs this could create and sustain? Talk about a hypodermic adrenaline shot to the heart of the manufacturing and infrastructure sector. And it pays for itself. They're solar freaking roadways.

Speaker 7:
I have concerns about the future. Is this thing even possible?

Speaker 1:
I told you, yes. Solar roadway technology was invented by engineering couple Julie and Scott Brusaw in 2006, two of the sweetest people in the world who met when they were three and four years old. Listen to these two.

Scott Brusaw:
Hi, we're Scott and Julie Brusaw, inventor of solar roadways.

Julie Brusaw:
We met in the 1960s when we were three and four years old.

Speaker 1:
These wonderful, intelligent people want to begin manufacturing a technology that can power the future of the whole freaking planet. They were awarded a contract from the federal highway administration to build two prototypes, which are now complete. They're too humble and wonderful to yell at you over the internet, so I'm going to do it. You need to know about this technology. You need to get behind it. You need to share it with everyone you know, because this is actually happening.

Speaker 1:
For the first time in human history we have the technology to do what nature has done since the beginning of life on this planet: harness the power of the sun to fuel our pursuits. And this isn't about filling a field with solar panels, wasting land. Our roads and parking lots are just sitting there, reflecting sunlight and absorbing heat, not doing nothing for nobody. Which I guess means it's doing something for somebody, but not very much. It's time for an upgrade. We have to make the changes we want to see in the world. The FHWA has provided the startup funds to create the prototypes, but now a grassroots effort of concerned and inspired people can push this project into independent production. If we vote with our money for projects we believe in, we can create a future where our society is driven by new ideas. It need only begin with private driveways and parking lots. Once the ball gets rolling, it'll create a momentum all on its own. Let's put our roads to work. Not to mention...

Speaker 1:
It's finally going to look like the freaking future out there. City streets, driveway, sidewalks, and schoolyards, glowing with led panels. Are you kidding? Imagine street festivals. Imagine Mardi Gras. Imagine the Movement electronic music festival in downtown Detroit, but all the concrete and hard plas has been replaced with pressure sensitive panels with multicolored lights in them. I would lose my mind. And not to mention, they're freaking solar panels. It has been estimated that if all the roads in America were converted to solar roadways, the country would generate three times as much energy as it currently uses. Think about that. An abundance of clean energy.

Speaker 1:
So quickly in review, love biking? Solar roadways. Hate high energy bills? Solar roadways. Love the movie Tron? Solar roadways. Worried about the economy? Solar roadways. Love sports? Solar roadways. Scared of hitting moose? Solar roadways. Hate gasoline prices? Solar roadways. Love helping developing countries? Solar roadways. Hate tar fumes? Solar roadways. Love recycling? Solar roadways. Hate winter driving? Solar roadways. Hate shoveling snow? Solar roadways. Love clean air? Solar roadways. Need a job? Solar roadways. Want to save this planet and make it sustainable for your kids in all future generations of life who can look back and say, hey, at least they invented solar freaking roadways. Meet Scott and Julie Brusaw, check out their work, and get informed.

Speaker 1:

This isn't just donating, it's an investment in a real future. Let's do this, because finally, it's possible. Thank you.

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